                                                               EXHIBIT (a)(1)(H)

                SMITH & NEPHEW COMMENCES TENDER OFFER FOR ORATEC

LONDON, February 22, 2002 -- Smith & Nephew through a wholly-owned subsidiary today commenced its previously announced tender offer for all of the common stock of ORATEC Interventions, Inc. (NASDAQ: OTEC) at a purchase price of $12.50 per share in cash. Smith & Nephew is making the tender offer pursuant to an agreement and plan of merger dated February 13, 2002. The tender offer will expire at midnight, New York City time, on Thursday, March 21, 2002, unless the offer is extended.

U.S. Bancorp Piper Jaffray is the dealer manager for the tender offer, American Stock Transfer & Trust Company is the depositary and Morrow & Co., is the information agent.

Enquiries:

..  Morrow & Co., Inc. Information Agents

..  Banks and Brokers: In US--(800) 654-2468
                      Outside US--(212) 754-8000

..  Stockholders: In US--(800) 607-0088
                 Outside US--(212) 754-8000

..  e-mail: ORATEC.info@morrowco.com

About Smith & Nephew

Smith & Nephew plc, (London Stock Exchange: SN), (NYSE: SNN), is a global advanced medical devices company with a highly successful track record in developing, manufacturing and marketing a wide variety of innovative and technologically advanced tissue repair products. These products are primarily in the areas of bone, joints, skin and other soft tissue. Smith & Nephew has extensive marketing and distribution capabilities, with established sales in more than 90 countries. For further information, visit Smith & Nephew's Web site at www.smith-nephew.com.
   --------------------

Smith & Nephew Endoscopy (www.endoscopy1.com) is one of its major businesses, and is a world leader in the development and commercialization of endoscopic techniques. Within endoscopy, Smith & Nephew is the recognized world leader in arthroscopy (endoscopic procedures performed on articulating joints).

This news release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of the tender offer are set forth in an offer to purchase and a related letter of transmittal, which are included in a Tender Offer Statement that is being filed today with the Securities and Exchange Commission. The offer to purchase and related letter of transmittal will be mailed to ORATEC's stockholders. The Tender Offer Statement (including the offer to purchase, letter of transmittal and related documents) will also be available for free on the Commissions's Web site at www.sec.gov.
-----------